                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                       PRODIGY COMMUNICATIONS CORPORATION
                            (Name of Subject Company)

                        SBC INTERNET COMMUNICATIONS, INC.
                                    (Offeror)

                             SBC COMMUNICATIONS INC.
                                    (Offeror)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 74283 P107
                      (CUSIP Number of Class of Securities)

                                 WAYNE A. WIRTZ
                             SBC COMMUNICATIONS INC.
                              175 E. HOUSTON STREET
                              SAN ANTONIO, TX 78205
                                 (210) 351-3736

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                                 with a copy to:

                                JOSEPH B. FRUMKIN
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                             NEW YORK, NY 10004-2498
                                 (212) 558-4000

                             -----------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $407,137,143 Amount of Filing Fee(2): $81,428

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2)  The amount of the filing fee, calculated in accordance with Regulation

240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:                    Not applicable
        Form or Registration No.:                  Not applicable
        Filing Party:                              Not applicable
        Date Filed:                                Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X] going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP NO. 74283 P 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SBC Communications Inc.; I.R.S. Identification No. 43-1301883

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF, WC, 00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          50,509,533
    EACH
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH
               10.  SHARED DISPOSITIVE POWER
                    50,509,533

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,509,533 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.77%

14.  TYPE OF REPORTING PERSON
     HC, CO

CUSIP NO. 74283 P 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SBC Internet Communications, Inc.; I.R.S. Identification No. 74-2937337

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF, WC, 00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          50,448,283
    EACH
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH
               10.  SHARED DISPOSITIVE POWER
                    50,448,283

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,448,283 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.72%

14.  TYPE OF REPORTING PERSON
     CO

     This Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO relates to the offer by SBC Internet Communications, Inc., a Delaware corporation ("SBC Internet") and an indirect wholly owned subsidiary of SBC Communications Inc., a Delaware corporation ("SBC"), to purchase all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Prodigy Communications Corporation, a Delaware corporation (the "Company"), at a purchase price of $5.45 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 12(a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit 12(a)(1)(ii).

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) Reference is made to the information set forth under "Summary Term Sheet", "Introduction", "Special Factors - Purpose of the Offer; SBC Plans for Prodigy", "Special Factors - Certain Effects of the Offer", Section 1 ("Terms of the Offer"), Section 2 ("Acceptance for Payment and Payment for Shares"),
Section 3 ("Procedures for Tendering Shares") and Section 4 ("Rights of Withdrawal") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) and (c)(1)-(7) Reference is made to the information set forth under "Introduction", "Special Factors - Background of the Offer", "Special Factors - Purpose of the Offer; SBC Plans for Prodigy", "Special Factors - Certain Effects of the Offer", and Section 8 ("Merger; Section 203; Appraisal Rights; Rule 13e-3") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (d) Reference is made to the information set forth under
Section 9 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) The financial statements of SBC and SBC Internet are not material to the Offer.

     (b) The pro forma financial statements of SBC and SBC Internet are not material to the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)(1) None.

     (a)(2) Reference is made to the information set forth under "Introduction",
Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedures for Tendering Shares"), Section 9 ("Merger; Section 203; Appraisal Rights; Rule 13e-3") and Section 12 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

     (a)(3) Reference is made to the information set forth under Section 12 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

     (a)(4) Reference is made to the information set forth under "Special Factors - Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (a)(5) Reference is made to the information set forth under Section 12 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is made to the Letter of Transmittal and the information set forth under "Special Factors - Prodigy Financial Models and Projections" and Schedule C ("Summary of Prodigy Financial Models and Projections") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1)(i) Offer to Purchase dated October 2, 2001.

     (a)(1)(ii) Letter of Transmittal.

     (a)(1)(iii) Notice of Guaranteed Delivery.

     (a)(1)(iv) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(vii) Summary Advertisement as published on October 2, 2001.

     (a)(1)(viii)* Text of Press Release issued by SBC on September 21, 2001.

     (a)(5)(i) Complaint of Leonard Schwartz, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(ii) Complaint of Rose Meisner, on behalf of herself and all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(iii) Complaint of Mary Jane Crescente, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(iv) Complaint of Rolling Investor Group, Inc., individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(v) Complaint of Bertha Mandelbaum, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(vi) Complaint of Katy Lemberg, individually and on behalf of all others similarly situated, against SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(vii) Complaint of Fishel Rispler, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(viii) Complaint of Barry Feldman, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(ix) Complaint of Joseph Leone, individually and on behalf of all others similarly situated, against SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

     (a)(5)(x) Complaint of Toby R. Madison, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 26, 2001.

     (a)(5)(xi) Complaint of Thomas Ford, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 26, 2001.

     (b) None.

     (d) None.

     (g) None.

     (h) None.

--------------
* Previously filed with the SEC as an exhibit to SBC's Schedule TO dated September 21, 2001 and available for inspection in the manner set forth with respect to information concerning SBC in Section 7 of the Offer to Purchase.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 1.   Summary Term Sheet.

     Reference is made to the information set forth under "Summary Term Sheet" and "Questions and Answers" of the Offer to Purchase, which is incorporated herein by reference.

     Item 2.   Subject Company Information.

               (a) Reference is made to the information set forth under Section 6 ("Certain Information Concerning Prodigy") of the Offer to Purchase, which is incorporated herein by reference.

               (b) Reference is made to the information set forth under "Introduction" of the Offer to Purchase, which is incorporated herein by reference.

               (c) Reference is made to the information set forth under Section 5 ("Price Range of Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

               (d) Reference is made to the information set forth under Section 5 ("Price Range of Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

               (e) Not Applicable.

               (f) Reference is made to the information set forth under Schedule B ("Security Ownership of Certain Beneficial Owners and Management") of the Offer to Purchase, which is incorporated herein by reference.

     Item 3.   Identity and Background of Filing Person.

              (a) Reference is made to the information set forth under Section 7 ("Certain Information Concerning SBC and SBC Internet") and Schedule A ("Information Concerning the Directors and Executive Officers of SBC and SBC Internet") of the Offer to Purchase, which is incorporated herein by reference.

             (b) Reference is made to the information set forth under Section 7 ("Certain Information Concerning SBC and SBC Internet") and Schedule A ("Information Concerning the Directors and Executive Officers of SBC and SBC Internet") of the Offer to Purchase, which is incorporated herein by reference.

             (c) Reference is made to the information set forth under Section 7 ("Certain Information Concerning SBC and SBC Internet") and Schedule A ("Information Concerning the Directors and Executive Officers of SBC and SBC Internet") of the Offer to Purchase, which is incorporated herein by reference.

     Item 4.   Terms of the Transaction.

               (c) None.

               (d) Reference is made to the information set forth under Section 8 ("Merger; Section 203; Appraisal Rights; Rule 13e-3") and Schedule D ("Section 262 of the Delaware General Corporate Law") of the Offer to Purchase, which is incorporated herein by reference.

               (e) Not applicable.

               (f) Not applicable.

     Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

               (a) Reference is made to the information set forth under "Special Factors - Background of SBC's Investment in Prodigy", "Special Factors - Terms of Prodigy's Strategic Relationship with SBC", "Special Factors - Implementation and Modification to Operating Relationships", "Special Factors - Relationships between SBC, Telmex and America Movil", "Special Factors - Other Prodigy Information or Projections" and Schedule A ("Information Concerning the Directors and Executive Officers of SBC and SBC Internet") of the Offer to Purchase, which is incorporated herein by reference.

               (b) Reference is made to the information set forth under "Special Factors - Background of the Offer", "Special Factors - Purpose of the Offer; SBC Plan for Prodigy", Section 7 ("Certain Information Concerning SBC and SBC Internet"), "Special Factors - Relationships between SBC, Telmex and America Movil" of the Offer to Purchase and Schedule C ("Summary of Prodigy Financial Models and Projections"), which is incorporated by reference.

               (c) Reference is made to the information set forth under "Introduction", "Special Factors - Background of SBC's Investment in Prodigy" and "Special Factors - Background of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

               (e) Reference is made to the information set forth under "Introduction", Section 1 ("Terms of the Offer"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedure for Tendering Shares"),
Section 4 ("Rights of Withdrawal"), Section 9 ("Source and Amount of Funds") and
Section 10 ("Certain Conditions of the Offer") of the Offer to Purchase, which is incorporated herein by reference.

     Item 6.   Purposes of the Transaction and Plans or Proposals

               (b) Reference is made to the information set forth under "Special Factors - Purpose of the Offer; SBC Plans for Prodigy" of the Offer to Purchase, which is incorporated by reference.

               (c)(8) Reference is made to the information set forth under "Special Factors - Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

     Item 7.   Purposes, Alternatives, Reasons and Effects.

               (a), (b) and (c) Reference is made to the information set forth under "Introduction", "Special Factors - Background of the Offer", "Special Factors - Purpose of the Offer; SBC Plans for Prodigy" and "Special Factors - Purchaser's and SBC's Position Regarding the Fairness of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

               (d) Reference is made to the information set forth under "Special Factors - Certain Effects of the Offer", "Special Factors - Certain Federal Income Tax Consequences of the Offer" and Section 8 ("Merger; Section 203; Appraisal Rights; Rule 13e-3") of the Offer to Purchase, which is incorporated herein by reference.

     Item 8.   Fairness of the Transaction.

               (a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under "Special Factors - Background of the Offer", "Special Factors - Purchaser's and SBC's Position Regarding the Fairness of the Offer" and "Special Factors - Purpose of the Offer; SBC Plans for Prodigy" of the Offer to Purchase, which is incorporated herein by reference.

     Item 9.   Reports, Opinions, Appraisals and Negotiations.

               (a), (b) and (c) Reference is made to the information set forth under "Special Factors - Preliminary Report of Goldman Sachs to SBC" of the Offer to Purchase, which is incorporated herein by reference.

     Item 10.  Source and Amount of Funds or Other Consideration.

               (c) Reference is made to the information set forth under Section 13 ("Fees and Expenses") of the Offer to Purchase, which is incorporated by reference.

     Item 11.  Interest in Securities of the Subject Company.

                (a) Reference is made to the information set forth under "Introduction", "Certain Information Concerning SBC and SBC Internet", Schedule A ("Information Concerning the Directors and Executive Officers of SBC and SBC Internet") and Schedule B ("Security Ownership of Certain Beneficial Owners and Management") of the Offer to Purchase, which is incorporated herein by reference.

               (b) Reference is made to the information set forth under Schedule B ("Security Ownership of Certain Beneficial Owners and Management") of the Offer to Purchase, which is incorporated herein by reference.

     Item 12.  The Solicitation or Recommendation.

               (d) Reference is made to the information set forth under Section 12 ("Certain Legal Matters") and Section 6 ("Certain Information Concerning Prodigy") of the Offer to Purchase, which is incorporated herein by reference.

               (e) The filing persons are not aware of any officer, director or affiliate of the Company or any person listed on Schedule A to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

     Item 13.  Financial Statements.

               (a) (1) The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2000 and December 31, 1999 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Item 8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on April 2, 2001.

                   (2) The unaudited consolidated financial statements of the Company for the three and six month fiscal periods ended June 30, 2001 are incorporated herein by reference to Item 1 ("Financial Statements") of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2001 filed with the Commission on August 14, 2001.

                    (3) Reference is made to the information set forth under
Section 6 ("Certain Information Concerning Prodigy") of the Offer to Purchase, which is incorporated herein by reference.

                    (4) Reference is made to the information set forth under
Section 6 ("Certain Information Concerning Prodigy") of the Offer to Purchase, which is incorporated herein by reference.

               (b) The pro forma financial statements of the Company are not material to the Offer.

               (c) Reference is made to the information set forth under Section 6 ("Certain Information Concerning Prodigy") of the Offer to Purchase, which is incorporated herein by reference.

     Item 14.  Persons/Assets Retained, Employed, Compensated or Used.

               (a) Reference is made to the information set forth under "Introduction" and Item 13 ("Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

               (b) None.

     Item 16.  Exhibits.

               (c) Report of Goldman, Sachs & Co. to SBC Communications Inc., dated June 19, 2001.

               (f) Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed herewith as Exhibit
(a)(1)(i)).

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          SBC INTERNET COMMUNICATIONS, INC.

                          By: /s/ Richard C. Dietz
                                ------------------------------
                                Name:  Richard C. Dietz
                                Title: President


                          SBC COMMUNICATIONS INC.

                          By: /s/ Michael J. Viola
                                -------------------------------
                          Name:  Michael J. Viola
                          Title: Vice President and Treasurer


Date: October 2, 2001

EXHIBIT INDEX




EXHIBIT                   DESCRIPTION


(a)(1)(i)         Offer to Purchase dated October 2, 2001.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii)       Notice of Guaranteed Delivery.

(a)(1)(iv)        Letter from the Dealer Managers to Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

(a)(1)(v)         Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees.

(a)(1)(vi)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.

(a)(1)(vii)       Summary Advertisement as published on October 2, 2001.

(a)(1)(viii)*     Press Release issued by SBC on September 21, 2001.

(a)(5)(i) Complaint of Leonard Schwartz, individually and on behalf of all others similarly situated, against Prodigy Communications
                  Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(ii) Complaint of Rose Meisner, on behalf of herself and all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(iii) Complaint of Mary Jane Crescente, individually and on behalf of all others similarly situated, against Prodigy Communications
                  Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(iv) Complaint of Rolling Investor Group, Inc., individually and on behalf of all others similarly situated, against Prodigy
                  Communications Corporation, SBC Communications Inc., et. al.
                  filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(v)         Complaint of Bertha Mandelbaum, individually and on behalf of all others similarly situated, against Prodigy Communications
                  Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(vi) Complaint of Katy Lemberg, individually and on behalf of all others similarly situated, against SBC Communications Inc., et.
                  al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(vii) Complaint of Fishel Rispler, individually and on behalf of all others similarly situated, against Prodigy Communications
                  Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(viii)      Complaint of Barry Feldman, individually and on behalf of
                  all others similarly situated, against Prodigy Communications
                  Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(ix) Complaint of Joseph Leone, individually and on behalf of all others similarly situated, against SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

(a)(5)(x) Complaint of Toby R. Madison, individually and on behalf of all others similarly situated, against Prodigy Communications
                  Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 26, 2001.

(a)(5)(xi) Complaint of Thomas Ford, individually and on behalf of all others similarly situated, against Prodigy Communications
                  Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 26, 2001.

(b)               None.

(c) Report of Goldman, Sachs & Co. to SBC Communications Inc., dated June 19, 2001.

(d)               None.

(f) Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)               None.

(h)               None.

------------

* Previously filed with the SEC as an exhibit to SBC's Schedule TO dated September 21, 2001 and available for inspection in the manner set forth with respect to information concerning SBC in Section 7 of the Offer to Purchase.